Exhibit 99.1

MESOBLAST RAISES US$40 MILLION

New York, USA, and Melbourne, Australia; March 27, 2017: Mesoblast Limited (ASX: MSB, Nasdaq: MESO) today announced it has successfully completed a fully underwritten institutional placement of 26.25 million new shares (approx. 6% of issued capital) and has raised approx. US$40 million.  The placement price of A$2.00 per share represents a 4.8% discount to the 15 day VWAP of A$2.10.

Existing global institutional investors, together with new institutional and sophisticated investors, have strongly supported and participated in the placement.

The proceeds will be used for Mesoblast’s ongoing Phase 3 clinical programs including chronic heart failure, as well as for manufacturing requirements associated with product commercialization.

The Company expects to report during CY2017 multiple clinical and regulatory outcomes related to its Tier 1 product candidates, which may facilitate strategic alliances with partners who share our corporate vision.

Bell Potter Securities Limited acted as Lead Manager and Underwriter to the placement.

The shares have not been and will not be registered under the US Securities Act of 1933, as amended (US Securities Act) or the securities laws of any state or other jurisdiction of the United States. They may not be offered or sold, directly or indirectly, in the United States or to, or for the account or benefit of, any US Person (as such term is defined in Regulation S of the US Securities Act), unless an exemption from such registration applies. Any offer, sale or resale of the shares within the United States by any dealer (whether or not participating in the offer) may violate the registration requirements of the US Securities Act if made prior to 40 days after the completion of the offer or if purchased by a dealer in the offer. This announcement does not constitute an offer to sell, or the solicitation of an offer to buy, any securities in the United States or to, or for the account or benefit of, any US Person.

About Mesoblast
Mesoblast Limited (ASX:MSB; Nasdaq:MESO) is a global leader in developing innovative cell-based medicines. The Company has leveraged its proprietary technology platform, which is based on specialized cells known as mesenchymal lineage adult stem cells, to establish a broad portfolio of late-stage product candidates. Mesoblast’s allogeneic, ‘off-the-shelf’ cell product candidates target advanced stages of diseases with high, unmet medical needs including cardiovascular diseases, immune-mediated and inflammatory disorders, orthopedic disorders, and oncologic/hematologic conditions.

Forward-Looking Statements

This press release includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast's actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

For further information, please contact:

Julie Meldrum

Corporate Communications

Mesoblast

T: +61 3 9639 6036

E: julie.meldrum@mesoblast.com

Schond Greenway

Investor Relations

Mesoblast

T: +1 212 880 2060

E: schond.greenway@mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176